December 13, 2019

Evangelos J. Pistiolis
Chief Executive Officer
TOP Ships Inc.
1 Vas. Sofias and Meg. Alexandrou Str.
15124 Maroussi, Greece

       Re: TOP Ships Inc.
           Registration Statement on Form F-1
           Filed November 18, 2019
           File No. 333-234744

Dear Mr. Pistiolis:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Selling Shareholders, page 20

1. It appears that you are registering the common shares, including shares underlying warrants, pursuant to a provision of the November 6, 2019 Securities Purchase
       Agreement. Please expand your disclosure to also quantify the number of shares outstanding prior to these transactions, the percentage of shares issued and issuable in connection with these transactions, and the number of common shares outstanding held by persons other than the selling shareholders and its affiliates, and the company and their affiliates. To the extent that any of the selling shareholders previously purchased or sold a material amount of your shares during the past three years, please revise to discuss the particulars.
 Evangelos J. Pistiolis
TOP Ships Inc.
December 13, 2019
Page 2
2. Please expand your tabular disclosure or the footnotes to separately disclose the number of common shares presently owned by each selling shareholder, including any shares purchased in your registered offering on November 7, 2019, and the number of common shares underlying the warrants held by each selling shareholder. See
Item 9.D of Form 20-
       F.
Description of Share Capital
Shareholders' Derivative Actions, page 27

3. We note that your forum selection provision identifies the High Court of the Republic of the Marshall Islands as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the U.S.
       federal securities laws. If the provision applies to claims under the U.S. federal securities laws, please also revise your prospectus to state that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. In addition, please provide risk factor disclosure describing any risks to investors, including that there is uncertainty as to whether a court would enforce such provision, potential increased costs to bring a claim, and that these provisions can discourage claims or limit shareholders ability to bring a claim in a judicial forum that they find favorable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.



                                                             Sincerely,
FirstName LastNameEvangelos J. Pistiolis
                                                             Division of
Corporation Finance
Comapany NameTOP Ships Inc.
                                                             Office of Energy &
Transportation
December 13, 2019 Page 2
cc:       Gary Wolfe
FirstName LastName